SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                                  RENTRAK CORP.
                       ----------------------------------
                                (Name of Issuer)

                Class A Common Stock, $0.001 Par Value Per Share
               --------------------------------------------------
                         (Title of Class of Securities)

                                   760174 102
                              --------------------
                                 (CUSIP Number)


         Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                         / / Rule 13d-1(b)
                         /X/ Rule 13d-1(c)
                         / /Rule 13d-1(d)

         Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

CUSIP NO.  760174 102

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                    Blockbuster Inc.
         -----------------------------------------------------------------------
                    I.R.S. Identification No. 52-1655102
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

          /  /     (a) ---------------------------------------------------------

          /  /     (b) ---------------------------------------------------------


(3)      SEC Use Only ----------------------------------------------------------

(4)      Citizenship or Place of Organization                Delaware
                                                  ------------------------------

- --------------
Number of           (5)      Sole Voting Power                     0
                                                        ------------------------
  Shares
Beneficially        (6)      Shared Voting Power               1,000,000*
                                                        ------------------------
 Owned by
   Each             (7)      Sole Dispositive Power                0
                                                        ------------------------
Reporting
Person With         (8)      Shared Dispositive Power          1,000,000*
- --------------                                          ---------------------


(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
                    1,000,000*
         -----------------------------------------------------------------------

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)
                           -----------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9)
                    9.37%
         -----------------------------------------------------------------------

(12)     Type of Reporting Person (See Instructions)                 CO
                                                            --------------------


             (*All shares underlie currently exercisable warrants)

CUSIP NO.  760174 102

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                    VIACOM INC.
         -----------------------------------------------------------------------
                    I.R.S. Identification No. 04-2949533
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

         /  /     (a)-----------------------------------------------------------

         /  /     (b)-----------------------------------------------------------


(3)      SEC Use Only
                      ----------------------------------------------------------

(4)      Citizenship or Place of Organization                   Delaware
                                                       -------------------------


- --------------
Number of           (5)      Sole Voting Power                     0
                                                        ------------------------
  Shares
Beneficially        (6)      Shared Voting Power               1,000,000*
                                                        ------------------------
 Owned by
   Each             (7)      Sole Dispositive Power                0
                                                        ------------------------
Reporting
Person With         (8)      Shared Dispositive Power          1,000,000*
- --------------                                          ---------------------


(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
                    1,000,000*
         -----------------------------------------------------------------------

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)
                           -----------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9)
                    9.37%
         -----------------------------------------------------------------------

(12)     Type of Reporting Person (See Instructions)                 CO
                                                            --------------------



             (*All shares underlie currently exercisable warrants)

CUSIP NO.  760174 102

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                    SUMNER M. REDSTONE
         -----------------------------------------------------------------------
                    S.S. No.
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

         /  /     (a)-----------------------------------------------------------

         /  /     (b)-----------------------------------------------------------


(3)      SEC Use Only
                      ----------------------------------------------------------

(4)      Citizenship or Place of Organization               United States
                                                       -------------------------


- --------------
Number of           (5)      Sole Voting Power                     0
                                                        ------------------------
  Shares
Beneficially        (6)      Shared Voting Power               1,000,000*
                                                        ------------------------
 Owned by
   Each             (7)      Sole Dispositive Power                0
                                                        ------------------------
Reporting
Person With         (8)      Shared Dispositive Power          1,000,000*
- --------------                                          ---------------------


(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
                    1,000,000*
         -----------------------------------------------------------------------

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)
                           -----------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9)
                    9.37%
         -----------------------------------------------------------------------

(12)     Type of Reporting Person (See Instructions)                 IN
                                                            --------------------


             (*All shares underlie currently exercisable warrants)

Item 1.   Identity of Issuer

     This Amendment No. 1 amends the Statement on Schedule 13G filed with the Securities and Exchange Commission on March 16, 1998 by the undersigned with respect to the Common Stock, par value $0.001 per share (the "Common Stock"), of Rentrak Corp. (the "Issuer"). The Issuer's principal executive offices are located at One Airport Center, 7700 NE Ambassador Place, Portland, Oregon 97220.



Item 2.   Identity of Reporting Persons and Background

          This Item 2 is amended as follows:

     This Amendment No. 1 is filed on behalf of Blockbuster Inc., a Delaware corporation ("BI"), with a principal address of 1201 Elm Street, Dallas, Texas 75270, Viacom International Inc., a Delaware corporation ("VII"), with a principal address of 1515 Broadway, New York, New York 10036, Viacom Inc., a Delaware corporation ("VI"), with a principal address of 1515 Broadway, New York, New York 10036, National Amusements, Inc., a Maryland corporation ("NAI"), with a principal address of 200 Elm Street, Dedham, Massachusetts 02026, and Mr. Sumner M. Redstone (collectively, the "Reporting Persons").

     BI, successor-in-interest to Blockbuster Videos, Inc. and Blockbuster Entertainment Inc., is a wholly owned subsidiary of VII, which in turn is a wholly owned subsidiary of VI. Approximately 67% of VI's voting stock is owned by NAI; Mr. Sumner M. Redstone, a U.S. citizen, is the controlling shareholder, Chairman, Chief Executive Officer and President of NAI, the Chairman and Chief Executive Officer of VI and President and Chief Executive Officer of VII.



Item 3. If this Statement is filed pursuant to ss.240.13d-1(c) check this box /X/.



Item 4.   Ownership.

          This Item 4 is amended and restated in its entirety as follows:

     Each of BI, VII, VI, NAI and Mr. Sumner M. Redstone beneficially own the one million (1,000,000) shares of Common Stock underlying currently exercisable warrants, representing approximately 9.37% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of October 31, 1998 as reported by the Issuer).

     Due to the relationship of the Reporting Persons described in Item 2 hereof, each of the Reporting Persons may be deemed to share with each of the other Reporting Persons power (i) to vote or direct the vote and (ii) to dispose or to direct the disposition of the shares of Common Stock covered by this Statement.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable



Item 6.   Ownership of Five Percent on Behalf of Another Person.

          See Items 2 and 4 hereof



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable



Item 8.   Identification and Classification of Members of the Group.

          Not Applicable



Item 9.   Notice of Dissolution of Group.

          Not Applicable

Item 10.  Certifications.

     By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(f)(1), we agree that this statement is filed on behalf of each of us.


Date:  February 11, 1999           BLOCKBUSTER INC.


                                   By: /s/Michael D. Fricklas
                                      ----------------------------
                                        Michael D. Fricklas
                                        Senior Vice President




                                   VIACOM INC.


                                   By: /s/Michael D. Fricklas
                                      ----------------------------
                                        Michael D. Fricklas
                                        Senior Vice President and
                                        General Counsel




                                        /s/Sumner M. Redstone
                                   -------------------------------
                                        Sumner M. Redstone,
                                        Individually